AMENDMENT NO. 1 TO
PLAN OF ARRANGEMENT

THIS AMENDMENT TO THE PLAN OF ARRANGEMENT dated May 22, 2015,

BETWEEN:

AURICO GOLD INC., a company amalgamated under the laws of Ontario

(hereinafter referred to as “AuRico”)

- and -

ALAMOS GOLD INC., a company amalgamated under the laws of British Columbia

(hereinafter referred to as “Alamos” and together with AuRico, the “Parties” and each, a “Party”)

WITNESSES THAT:

WHEREAS AuRico and Alamos entered into an arrangement agreement dated as of April 12, 2015 (the “Arrangement Agreement”) that provided for, among other things, (a) the acquisition of all of the Alamos Shares by AuRico, (b) the amalgamation of Alamos and AuRico and (c) the sale of part of the business of AuRico to New AuRico and the distribution of a portion of the proceeds from such sale (being New AuRico Shares) to all former holders of AuRico Shares and Alamos Shares following the amalgamation in (b) above, pursuant to a plan of arrangement under the Business Corporations Act (Ontario) attached as Schedule A to the Arrangement Agreement (the “Plan of Arrangement”);

AND WHEREAS AuRico and Alamos wish to amend certain terms of the Plan of Arrangement in accordance with the terms of this amendment (the “Amendment”);

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration , the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           Definitions. Any capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them under the Plan of Arrangement.

1.2          Governing Laws. This Amendment shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

2

ARTICLE 2
AMENDMENT TO THE PLAN OF ARRANGEMENT

2.1          Amended and Restated Plan of Arrangement. The Plan of Arrangement shall be amended and restated in the form attached as Schedule A to this Amendment (the “Amended and Restated Plan of Arrangement”).

ARTICLE 3
GENERAL

3.1          Other Documents. Any reference to the Plan of Arrangement made in any documents delivered pursuant thereto or in connection therewith shall be deemed to refer to the Amended and Restated Plan of Arrangement as amended, extended, modified, renewed or supplemented from time to time, unless the context otherwise requires.

3.2          Further Assurances. Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement.

3.3          Governing Law. This Amendment shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

3.4          Execution in Counterparts. This Amendment may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Amendment by electronic mail or facsimile shall be effective as delivery of a manually executed counterpart of this Amendment, and any Party delivering an executed counterpart of the signature page to this Amendment by electronic mail or facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Amendment to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Amendment.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF the Parties hereto have executed this Amendment as of the date first above written.

ALAMOS GOLD INC.

By:	“John A. McCluskey”
Name:	John A. McCluskey
Title:	President and Chief Executive Officer

AURICO GOLD INC.

By:	“Scott Perry”
Name:	Scott Perry
Title:	President and Chief Executive Officer

2

SCHEDULE “A”
AMENDED AND RESTATED PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

respecting

AURICO GOLD INC. AND ALAMOS GOLD INC.

made pursuant to

Section 182 of the Business Corporations Act (Ontario)

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Alamos” means Alamos Gold Inc., a company existing under the BCBCA and to be continued to the OBCA prior to the Effective Time;

“Alamos Arrangement Resolution” means the special resolution of the Alamos Shareholders approving the Plan of Arrangement substantially in the form attached as a Schedule to the Arrangement Agreement;

“Alamos Circular” means the notice of the Alamos Meeting to be sent to Alamos Shareholders and the management information circular to be prepared in connection with the Alamos Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Alamos Meeting;

“Alamos Continuance Resolution” means the special resolution of the Alamos Shareholders approving the Continuance substantially in the form attached as a Schedule to the Arrangement Agreement;

“Alamos Deferred Share Unit Plan” means the deferred share unit plan for directors of Alamos effective December 4, 2012;

“Alamos DSUs” means deferred share units granted under the Alamos Deferred Share Unit Plan;

“Alamos Exchange Ratio” means 1.9818 AuRico Shares for each Alamos Share, subject to adjustment in accordance with the terms hereof;

“Alamos Meeting” means the special meeting, including any adjournments or postponements thereof, of the Alamos Shareholders to be held to consider, among other things, and, if deemed advisable, to approve the Alamos Continuance Resolution and the Alamos Arrangement Resolution;

“Alamos Options” means options to acquire Alamos Shares issued pursuant to or governed by the Alamos Stock Option Plan;

“Alamos Restricted Share Unit Plan” means the restricted share unit plan of Alamos effective June 6, 2012;

“Alamos RSUs” means restricted share units granted under the Alamos Restricted Share Unit Plan;

“Alamos SARs” means the cash settled stock appreciation rights granted under the Alamos Stock Appreciation Rights Plan;

“Alamos Shareholders” means at any time, the holders of Alamos Shares;

“Alamos Shares” means the common shares in the capital of Alamos;

“Alamos Stock Appreciation Rights Plan” means the stock appreciation rights plan of Alamos effective November 1, 2011;

“Alamos Stock Option Plan” means the Amended Share Option Plan of Alamos last ratified, confirmed and approved by the Alamos Shareholders on May 31, 2012;

“Alamos Warrant Indenture” means the warrant indenture made as of August 30, 2013 between Alamos and Computershare Trust Company of Canada;

“Alamos Warrants” means the warrants to purchase an aggregate of 7,500,000 Alamos Shares (subject to adjustment as provided in the Alamos Warrant Indenture) issued under the Alamos Warrant Indenture;

“Amalco” means the corporation continuing as a successor to AuRico and Alamos under the OBCA following the effectiveness of the Arrangement contemplated hereby;

“Amalco Shares” means common shares in the capital of Amalco;

“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or Article 5 hereof or made at the direction of the Court either in the Interim Order or Final Order with the consent of AuRico and Alamos, each acting reasonably;

“Arrangement Agreement” means the agreement made as of April 12, 2015 between AuRico and Alamos, as amended, supplemented or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Articles of Arrangement” means the articles of arrangement of AuRico and Alamos in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall be in form and substance satisfactory to AuRico and Alamos, each acting reasonably;

“AuRico” means AuRico Gold Inc. a company existing under the OBCA;

“AuRico 2013 LTIP” means the long term incentive plan approved by the AuRico Shareholders on May 13, 2013 which, among other things, replaced the amended Stock Option Plan of AuRico approved by the AuRico Shareholders at a special meeting of AuRico Shareholders held on February 18, 2011;

“AuRico 2013 Rights Plan” means the amended and restated shareholder rights agreement between AuRico and Computershare Investor Services Inc. dated May 13, 2013;

“AuRico Arrangement Resolution” means the special resolution of the AuRico Shareholders approving the Plan of Arrangement substantially in the form attached as a Schedule to the Arrangement Agreement;

“AuRico Circular” means the notice of the AuRico Arrangement Meeting to be sent to AuRico Shareholders and the management information circular to be prepared in connection with the AuRico Arrangement Meeting, together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the AuRico Arrangement Meeting;

“AuRico DSUs” means deferred share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico Loan Proceeds” means $• which are held in escrow by the Depository on account on the loan made by Alamos to AuRico under Section 2.3(p);

“AuRico Meeting” means the special meeting, including any adjournments or postponements thereof, of the AuRico Shareholders a to be held to consider, among other things, and, if deemed advisable, to approve the AuRico Arrangement Resolution;

“AuRico Options” means options issued pursuant to, or governed by, the AuRico 2013 LTIP;

“AuRico PSUs” means performance share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico RSUs” means restricted share units granted under, or governed by, the AuRico 2013 LTIP;

“AuRico Shares” means the common shares in the capital of AuRico;

“BCBCA” means the Business Corporations Act (British Columbia);

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Vancouver, British Columbia or New York City, New York;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Class A Exchange Ratio” means 0.5046 Class A Shares for each Amalco Share, subject to adjustment in accordance with the terms hereof;

“Class A Shares” means the Class A Common Shares of Amalco referred to in Section 2.3(v)(i);

“Committed Amount” has the meaning given to that term in the New AuRico Contribution Agreement;

“Continuance” means the continuance of Alamos from the BCBCA to the OBCA;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depository” means the Person appointed by Alamos and AuRico to act as depositary at its offices set out in the Letter of Transmittal;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissenting Alamos Shareholder” means a holder of Alamos Shares who dissents in respect of the Alamos Continuance Resolution or the Alamos Arrangement Resolution in strict compliance with Section 3.2;

“Dissenting AuRico Shareholder” means a holder of AuRico Shares who dissents in respect of the AuRico Arrangement Resolution in strict compliance with Section 3.1;

“Earn-In Covenants” has the meaning given to that term in the New AuRico Contribution Agreement;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date;

“Eligible Holder” means a beneficial owner of Alamos Shares immediately prior to the Effective Time who is (i) a resident of Canada for purposes of Part I of the Tax Act (other than a Tax Exempt Person), (ii) a person not resident in Canada for purposes of Part I of the Tax Act whose Alamos Shares constitute “taxable Canadian property” as defined in the Tax Act and who is not exempt from Canadian tax in respect of any gain realized on the disposition of an Alamos Share by reason of an exemption contained in an applicable income tax treaty or convention, or (iii) a partnership, if one or more members of the partnership are (A) described in (i) or (B) a non-resident of Canada for purposes of the Tax Act and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Alamos Shares by the partnership by reason of an exemption contained in an applicable income tax treaty or convention;

“Escrowed Subscription Proceeds” means $<@> which are held in escrow by the Depository on account of the purchase price payable by Alamos to AuRico for the AuRico Shares subscribed for by it under Section 2.3(b);

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the AuRico Arrangement Meeting and the Alamos Arrangement Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court;

“Letter of Transmittal” means the Letter of Transmittal for use by AuRico Shareholders and Alamos Shareholders, in the form accompanying the AuRico Circular or the Alamos Circular, as applicable;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“New AuRico” means a corporation to be incorporated under the OBCA and following the Effective Time to be renamed AuRico Metals Inc. or such other name determined by AuRico prior to the Effective Time;

“New AuRico Cash” has the meaning given to that term in the New AuRico Contribution Agreement;

“New AuRico Contribution Agreement” means the agreement between New AuRico, AuRico and Alamos, in a form agreeable to AuRico, New AuRico and Alamos, each acting reasonably, by which, among other things, the New AuRico Property and the New AuRico Liabilities are transferred to or assumed by, as applicable, New AuRico and the Earn-In Covenants are implemented;

“New AuRico Liabilities” has the meaning given to that term in the New AuRico Contribution Agreement;

“New AuRico Property” has the meaning given to that term in the New AuRico Contribution Agreement;

“New AuRico Shareholders” means at any time the holders of New AuRico Shares;

“New AuRico Shares” means the common shares in the capital of New AuRico;

“OBCA” means the Business Corporations Act (Ontario);

“Pro Rata Portion of a New AuRico Share” means the amount determined by dividing (i) the product obtained by multiplying the number of New AuRico Shares outstanding immediately prior to the reorganization of Amalco’s share capital in Section 2.3(v) by 0.951, by (ii) the number of Amalco Shares outstanding immediately prior to the reorganization of Amalco’s share capital in Section 2.3(v);

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Tax Act” means the Income Tax Act (Canada), as amended; and

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.

1.2	Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or a schedule refers to the specified section of or schedule to this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times express herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6	Statutory Reference

Any reference in this Plan of Arrangement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7	Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of the United States of America.

ARTICLE 2
ARRANGEMENT

2.1	Binding Effect

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 182 of the OBCA. The Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Alamos; (ii) AuRico; (iii) Amalco; (iv) New AuRico; (v) all holders of AuRico Shares, Alamos Shares, Amalco Shares, Class A Shares and/or New AuRico Shares; (vi) all holders of Alamos Warrants, Alamos RSUs, Alamos DSUs, Alamos Options, Alamos SARs, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options and any security into which they may be converted or exchange or otherwise converted pursuant to Section 2.3 of this Plan of Arrangement; and (vii) the Depository.

2.2	Preliminary Steps Prior to the Arrangement

The following preliminary steps shall occur prior to, and shall be conditions to, the implementation of the Plan of Arrangement:

(a)	Alamos shall have continued to the OBCA and shall be a corporation existing under the OBCA;

(b)	AuRico shall have incorporated New AuRico pursuant to the OBCA and shall have subscribed for and been issued 1 New AuRico Share for $1.00;

(c)	The number of directors on the board of directors of New AuRico shall initially be set at eight and the initial directors shall include the following:

Scott Perry	Anne Day
Chris Richter	Janice Stairs
John McCluskey	Richard Colterjohn
Anthony Garson	Joseph Spiteri

The initial directors of New AuRico shall hold office until the next annual meeting of the shareholders of New AuRico or until their successors are elected or appointed;

(d)	The initial officers of New AuRico shall be as follows:

Name	Title
Scott Perry	Executive Chairman
Chris Richter	Chief Executive Officer
Rob Chausse	Chief Financial Officer
Chris Rockingham	Vice President Development

Additional officers shall be appointed by the board of directors of New AuRico;

(e)	AuRico and New AuRico shall have entered into the New AuRico Contribution Agreement;

(f)

Alamos shall have deposited with the Depository the Escrowed Subscription Proceeds, which proceeds shall be held in trust for the benefit of Alamos until immediately before the time at which the transaction referred to in Section 2.3(c) occurs;

(g)

Alamos shall have deposited with the Depository an amount in cash equal to the AuRico Loan Proceeds, as security for its obligation if the Arrangement is implemented to make the loan referred to in Section 2.3(p), which amounts will be held in trust by the Depository and released to AuRico only if the Arrangement is implemented immediately before the time at which the transaction referred to in Section 2.3(p) occurs;

(h)

AuRico shall have deposited with the Depository an amount in cash equal to the New AuRico Cash, which proceeds shall be held in trust for the benefit of AuRico until immediately before the time at which the transactions referred to in Section 2.3(e) occur, at which time such proceeds shall be released to New AuRico; and

(i)

AuRico shall have deposited with the Depository an amount in cash equal to the Committed Amount, which proceeds shall be held in trust for the benefit of AuRico until immediately before the time at which the transactions referred to in Section 2.3(e) occur, at which time such proceeds shall be released to New AuRico.

2.3	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur two minutes apart and in the following order without any further act or formality:

(a)	The AuRico 2013 Rights Plan shall not apply to this Arrangement.

(b)	Alamos shall subscribe for <@> AuRico Shares for a purchase price of $<@> per AuRico Share.

(c)	The Depository shall release to AuRico the Escrowed Subscription Proceeds as payment in full by Alamos of the subscription price for the AuRico Shares referred to in Section 2.3(b).

(d)	AuRico shall issue <@> AuRico Shares to Alamos pursuant to the share subscription referred to in Section 2.3(b) above.

(e)

AuRico shall sell and transfer to New AuRico all of AuRico’s right, title and interest in the New AuRico Property, New AuRico shall assume, and shall pay, discharge and perform, the New AuRico Liabilities and the Earn-In Covenants shall become effective, all in accordance with the terms of the New AuRico Contribution Agreement.

(f)

Each Alamos Share held by a Dissenting Alamos Shareholder shall, without any further action by or on behalf of such Dissenting Alamos Shareholder, be deemed to have been transferred and assigned to Alamos in consideration for a debt claim against Alamos determined in accordance with Section 3.2.

(g)	With respect to each Alamos Share transferred and assigned to Alamos in accordance with Section 2.3(f):

(i)

the holder of such Alamos Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Shares, and such Alamos Share shall be cancelled; and

(ii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Alamos Share to Alamos.

(h)

Each AuRico Share held by a Dissenting AuRico Shareholder shall, without any further action by or on behalf of such Dissenting AuRico Shareholder, be deemed to have been transferred and assigned to AuRico in consideration for a debt claim against AuRico determined in accordance with Section 3.1.

(i)	With respect to each AuRico Share transferred and assigned to AuRico in accordance with Section 2.3(h):

(i)

the holder of such AuRico Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of AuRico in respect of the AuRico Shares, and such AuRico Share shall be cancelled; and

(ii)

the holder of such AuRico Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such AuRico Share to AuRico.

(j)

Each Alamos Share (excluding any Alamos Shares held by Dissenting Alamos Shareholders) shall, without further action by or on behalf of the holder thereof, be transferred and assigned to AuRico in exchange for (i) the issuance to the holder of that number of AuRico Shares determined by the Alamos Exchange Ratio and (ii) subject to Section 4.7, $0.0001.

(k)	With respect to each Alamos Share transferred and assigned to AuRico in accordance with Section 2.3(j):

(i)

the holder of such Alamos Share immediately prior to such transfer and assignment shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Shares, and the name of AuRico shall be added to the register maintained by or on behalf of Alamos in respect of the Alamos Shares as the holder of such of Alamos Share;

(ii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Alamos Share to AuRico; and

(iii)

the holder of such Alamos Share immediately prior to such transfer and assignment shall be added to the register maintained by or on behalf of AuRico in respect of the AuRico Shares as the holder of the AuRico Shares issued to such holder.

(l)

For purposes of the OBCA, the amount added to the stated capital in respect of the AuRico Shares issued to the holders of the Alamos Shares shall be equal to the fair market value of the Alamos Shares in consideration for which such AuRico Shares were issued less the aggregate amount of cash paid by AuRico pursuant to Section 2.3(j).

(m)

Each Alamos Option outstanding immediately prior to the Effective Time shall be exchanged for an option (a “Replacement Option”) granted by AuRico to acquire that number of AuRico Shares equal to the product of the Alamos Exchange Ratio multiplied by the number of Alamos Shares subject to such Alamos Option, provided that the number of AuRico Shares issuable pursuant to such Replacement Option shall be rounded down to the nearest whole number of AuRico Shares. Such Replacement Option shall have an exercise price per AuRico Share equal to the exercise price per Alamos Share of such Alamos Option immediately prior to the Effective Time divided by the Alamos Exchange Ratio, provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount of such Alamos Option before the exchange. Except, as provided in this Section 2.3(m), the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Replacement Option will be the same as the Alamos Option for which it is exchanged, and any document or agreement previously evidencing such Alamos Option shall thereafter evidence and be deemed to evidence such Replacement Option.

(n)

Each Alamos SAR outstanding prior to the Effective Time shall be exchanged for an award (a “Replacement SAR”) granted by AuRico and the value of such Replacement SAR shall be equal to the value of such Alamos SAR immediately prior to the Effective time and shall be determined with reference to AuRico Shares (or any shares for which such AuRico Shares are converted, including Amalco Shares) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(n), the terms and conditions of the Replacement SARs will be the same as the Alamos SAR for which it is exchanged, any document or agreement previously evidencing an Alamos SAR shall thereafter evidence and be deemed to evidence such Replacement SAR and AuRico shall assume, and shall pay, discharge and perform the liabilities and obligations of Alamos under the Alamos SAR Plan and amended by this Section 2.3(n).

(o)	With respect to each Alamos Option and Alamos SAR exchange in accordance with Sections 2.3(m) or 2.3(n), as applicable:

(i)

the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect thereof, and the Alamos Options and Alamos SARs shall be cancelled;

(ii)

the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos Option or Alamos SAR with AuRico for the Replacement Option or Replacement SAR, respectively; and

(iii)

the name of the holder of such Alamos Option or Alamos SAR immediately prior to such exchange shall be added to the register maintained by or on behalf of AuRico in respect of the Replacement Options or Replacement SARs, respectively.

(p)	Alamos shall make a non-interest bearing loan payable on demand to AuRico an amount equal to the AuRico Loan Proceeds.

(q)	The Depository shall release to AuRico the AuRico Loan Proceeds in satisfaction in full of the advance by Alamos of the loan to AuRico referred to in Section 2.3(p).

(r)	The aggregate stated capital in respect of the Alamos Shares shall be reduced to C$1.00 without any repayment of capital in respect thereof.

(s)	AuRico and Alamos shall be amalgamated and continued as one corporation under the OBCA in accordance with the following:

	(i)	Name. The name of Amalco shall be “Alamos Gold Inc.”;

	(ii)	Registered Office. The registered office of Amalco shall be located at the same registered office as Alamos;

	(iii)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(iv)

Share Provisions. Amalco is authorized to issue an unlimited number of Amalco Shares. The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as set forth in SCHEDULE A hereto;

	(v)	Directors.

		(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of three and a maximum number of ten directors;

		(B)	Initial Directors. The number of directors on the board of directors shall initially be set at ten and the initial directors shall include:

Alan Edwards (Non- Executive Chairman)	John McCluskey
David Fleck	Paul Murphy
David Gower	Scott Perry
Kenneth Stowe	Mark Daniel
Ronald Smith	Patrick Downey

The initial directors shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed. The actual number of directors within the minimum and maximum number set out in Section 2.3(s)(v)(A) may be determined from time to time by resolution of the board of directors of Amalco. Any vacancy on the board of directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors of Amalco;

(vi)	Initial Officers. The initial officers of Amalco shall be as follows:

Name	Title
Alan Edwards	Non-Executive Chairman
John McCluskey	President and Chief Executive Officer
Jamie Porter	Chief Financial Officer
Peter McPhail	Chief Operating Officer
Charles Tarnocai	Vice President Corporate Development
Andrew Cormier	Vice President Construction and Development
Greg Fisher	Vice President Finance
Christine Barwell	Vice President Human Resources

and shall include the following individuals who shall be appointed to equivalent positions to their current positions with AuRico:

Name	Current Title
Chris Bostwick	Senior Vice President Technical Services
Luis Chavez	Senior Vice-President Mexico

Additional officers shall be appointed by the Chief Executive Officer of Amalco.

(vii)	By-laws. The by-laws of Amalco shall be as set forth in Schedule B hereto and all previous by-laws shall be repealed;

(viii)

Effect of Amalgamation. The provisions of subsections 179 (a), (a.1), (b), (c), and (e) of the OBCA shall apply to the amalgamation with the result that without any further act, formality, transfer or other act:

	(A)	Alamos and AuRico are amalgamated and continue as one corporation under the terms and conditions contained in this Plan of Arrangement;

	(B)	Alamos and AuRico cease to exist as entities separate from Amalco;

(C)

Amalco possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi- criminal, and all contracts, disabilities and debts of each of the amalgamating corporations;

	(D)	a conviction against, or ruling, order or judgment in favour or against an amalgamating corporation may be enforced by or against Amalco; and

(E)

Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an amalgamating corporation before the amalgamation has become effective;

(ix)

Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and, except for the purposes of subsection 117(1) of the OBCA, the Certificate issued in respect of such Articles of Arrangement by the Director under the OBCA shall be deemed to be the certificate of amalgamation of Amalco;

(x)

Conversion, Exchange or Cancellation of AuRico Shares, Alamos Shares, AuRico DSUs, AuRico RSUs, AuRico PSUs, AuRico Options, Alamos Warrants, Alamos DSUs, Alamos RSUs, Replacement Options and Replacement SARs. On the amalgamation:

(A)

each AuRico Share (excluding any AuRico Shares held by Dissenting AuRico Shareholders and AuRico Shares held by Alamos) will be converted, without any act or formality on the part of the holder thereof, into one fully paid and non-assessable Amalco Share, and the name of the holder of such AuRico Share will be removed from the register of holders of AuRico Shares and added to the register of holders of Amalco Shares;

	(B)	each Alamos Share held by AuRico and each AuRico Share held by Alamos will be cancelled without any repayment of capital or other consideration in respect thereof;

(C)

each Alamos Warrant shall, without further action by or on behalf of the holder thereof be exchanged for a warrant (“Amalco Warrant”) issued by Amalco that entitle the holder thereof to acquire, upon due exercise, that number of Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) equal to the product of the Alamos Exchange Ratio multiplied by the number of Alamos Shares subject to the Alamos Warrant immediately prior to the amalgamation pursuant to Section 2.3(s), provided that the number of Amalco Shares issuable upon due exercise of such Amalco Warrant shall be rounded down to the nearest whole number of Amalco Shares. Such Amalco Warrant shall have an exercise price per Amalco Share equal to the exercise price per Alamos Share immediately prior to the Effective Time divided by the Alamos Exchange Ratio. Except as provided in this Section 2.3(s)(x)(C), the term to expiry, exercise price, conditions to and manner of exercising, vesting schedule and all other terms and conditions of the Amalco Warrant shall be the same as the Alamos Warrant for which it is exchanged, and any document or agreement previously evidencing an Alamos Warrant shall thereafter evidence and be deemed to evidence such Amalco Warrant;

(D)

each Alamos RSU outstanding immediately prior to the Effective Time shall be exchanged for an award (an “Amalco RSU”) granted by Amalco having a value equal to the value of such Alamos RSU immediately prior to the Effective Time, and the value of such Amalco RSU shall be determined with reference to Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(s)(x)(D), the terms and conditions of such Amalco RSU will be the same as the Alamos RSU for which it is exchanged, and any document or agreement previously evidencing an Alamos RSU shall thereafter evidence and be deemed to evidence such Amalco RSU;

(E)

each Alamos DSU outstanding immediately prior to the Effective Time shall be exchanged for an award (an “Amalco DSU”) granted by Amalco, having a value equal to the value of such Alamos DSU immediately prior to the Effective Time, and the value of such Amalco DSU shall be determined with reference to Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) based on the Alamos Exchange Ratio. Except as provided in this Section 2.3(s)(x)(E), the terms and conditions of such Amalco DSU will be the same as the Alamos DSU for which it is exchanged, and any document or agreement previously evidencing an Alamos DSU shall thereafter evidence and be deemed to evidence such Amalco DSU;

(F)

each AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option and Replacement SAR outstanding at the Effective Time shall be converted to a similar award (each a “Replacement Amalco Security”) issued by Amalco except that on exercise or redemption, as applicable, thereof Amalco Shares (or any successor common shares issued by Amalco in substitution therefor) will be issued (to the extent such awards are not cash settled in accordance with their terms for cash consideration). Subject to the foregoing provisions and this Plan of Arrangement, the term to expiry, conditions to and manner of redemption or exercise, vesting schedule, and all other terms and conditions of such Replacement Amalco Security shall be the same as the AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option or Replacement SAR, as applicable, for which it was exchanged and any document or agreement previously evidencing or deemed to previously evidence under this Plan of Arrangement an AuRico DSU, AuRico RSU, AuRico PSU, AuRico Option, Replacement Option or Replacement SAR, as applicable, shall thereafter evidence and be deemed to evidence the applicable Replacement Amalco Security.

(xi)

Stated Capital. For the purposes of the OBCA, the aggregate stated capital attributable to the Amalco Shares shall be equal to the aggregate stated capital of the AuRico Shares and the Alamos Shares immediately prior to the amalgamation, less the amount of any stated capital attributable to the AuRico Shares or the Alamos Shares that are cancelled on the amalgamation pursuant to Section 2.3(s)(x)(B).

(t)	With respect to each Alamos Warrant exchanged pursuant to Section 2.3(s)(x)(C):

(i)

the holder of such Alamos Warrant immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect of the Alamos Warrants, and the Alamos Warrant shall be cancelled;

(ii)

the holder of such Alamos Warrant immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos Warrant with Amalco for the Amalco Warrant; and

(iii)

the holder of such Alamos Warrant immediately prior to such exchange shall be added to the register maintained by or on behalf of Amalco in respect of the Amalco Warrants as the holder of the Amalco Warrants issued to such holder.

(u)	With respect to each Alamos RSU and Alamos DSU exchange in accordance with Sections 2.3(s)(x)(D), or 2.3(s)(x)(E) as applicable:

(i)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Alamos in respect thereof, and the Alamos RSU or Alamos DSU, as applicable, shall be cancelled;

(ii)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Alamos DSU or Alamos RSU, as applicable, with Amalco for the Amalco DSU or Amalco RSU, respectively; and

(iii)

the holder of such Alamos RSU or Alamos DSU, as applicable, immediately prior to such exchange shall be added to the register maintained by or on behalf of Amalco in respect thereof as the holder of the Amalco RSU or Amalco DSU, as applicable.

(v)	Amalco’s authorized and issued share capital shall be reorganized as follows:

(i)	the articles of Amalco shall be amended to add a class of shares designated as “Class A Common Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

	(A)	Voting

Holders of Class A Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Class A Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Class A Common Shares who are entitled to vote separately as a class or series at such meeting.

	(B)	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Class A Common Shares with respect to the payment of dividends, holders of Class A Common Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

	(C)	Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Class A Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Class A Common Shares, be entitled to receive the remaining property and assets of Amalco.

(ii)

each issued and outstanding Amalco Share shall be exchanged with Amalco (free and clear of all Liens) for that number of Class A Shares equal to the Class A Exchange Ratio and a Pro Rata Portion of a New AuRico Share and each such exchanged Amalco Share shall thereupon be cancelled;

(iii)

the articles of Amalco shall be amended to delete the Amalco Shares therefrom, such that following such deletion the authorized capital of Amalco shall consist of an unlimited number of Class A Shares;

(iv)

the stated capital account in respect of the Amalco Shares shall be reduced, in respect of the Amalco Shares exchanged pursuant to Section 2.3(v)(ii)), by an amount equal to the stated capital of such Amalco Shares immediately prior to the step in Section 2.3(v), and there shall be added to the stated capital account in respect of the Class A Shares issued pursuant to Section 2.3(v)(ii) the amount by which (A) the amount the stated capital account in respect of the Amalco Shares is reduced pursuant to this Section 2.3(v)(iv) exceeds (B) the fair market value of the New AuRico Shares transferred to former holders of Amalco Shares pursuant to Section 2.3(v)(ii); and

(v)

each Replacement Amalco Security, Amalco DSU, Amalco RSU and Amalco Warrant shall be amended to (i) provide that on due exercise or redemption thereof Class A Shares will be issued (to the extent such securities are not redeemed for cash consideration) and (ii) reflect such other adjustments to such Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant as required by the terms thereof or as determined by the board of directors of Amalco to be necessary or desirable, in each case to reflect the reorganization of Amalco’s share capital pursuant to this Section 2.3(v). Any document or agreement previously evidencing or deemed to previously evidence under this Plan of Arrangement Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant shall thereafter evidence and be deemed to evidence the applicable Replacement Amalco Security, Amalco DSU, Amalco RSU or Amalco Warrant which is as a result of the foregoing exercisable or redeemable, as applicable, for Class A Shares (to the extent such securities are not redeemed in accordance with their terms for cash consideration).

(w)	To the extent any provision of this Plan of Arrangement is deemed to be inconsistent with applicable Laws, this Plan of Arrangement shall be automatically adjusted to remove such inconsistency.

2.4	Effect of Transfer of New AuRico Property and Assumption of New AuRico Liabilities

Upon transfer, assignment and conveyance of the New AuRico Property by AuRico to New AuRico and the assumption by New AuRico of the New AuRico Liabilities, AuRico will, except as otherwise provided in the New AuRico Contribution Agreement, the Arrangement Agreement or any document or agreement referred to therein, be released from all debts, liabilities, commitments and obligations of any nature or kind whatsoever (whether matured or unmatured, accrued, fixed, contingent or otherwise) in respect of the New AuRico Property and the New AuRico Liabilities.

2.5	Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall free and clear of any Liens.

2.6	Fully-Paid Shares

All AuRico Shares, New AuRico Shares, Amalco Shares and Class A Shares issued pursuant to the Plan of Arrangement shall be fully paid and non-assessable and AuRico, New AuRico or Amalco, as applicable, shall be deemed to have received the full consideration therefor and if such consideration shall not be money, any such non-cash consideration shall have a value that is not less in value than the fair equivalent of the money that AuRico, New AuRico or Amalco, as applicable, would have received had the applicable shares been issued for money.

2.7	Adjustments To Alamos Exchange Ratio

The Alamos Exchange Ratio and the Class A Exchange Ratio shall be adjusted in the circumstances and in the manner described in Section 4.8 of the Arrangement Agreement.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent for AuRico Shareholders

Holders of AuRico Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 in connection with the AuRico Arrangement Resolution; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the AuRico Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by AuRico not later than 5:00 p.m. (Eastern time) on the business day immediately preceding the AuRico Arrangement Meeting. Holders of AuRico Shares who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their AuRico Shares shall be entitled to be paid by AuRico such fair value and will not be entitled to any other payment or consideration, including any Amalco Shares, Class A Shares, or New AuRico Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of AuRico Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their AuRico Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of AuRico Shares, but in no case shall AuRico, Amalco or any other Person be required to recognize such holders as holders of AuRico Shares after the Effective Time, and the names of such holders of AuRico Shares shall be deleted from the registers of holders of AuRico Shares at the Effective Time.

3.2	Rights of Dissent for Alamos Shareholders

Holders of Alamos Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the BCBCA and this Section 3.2 in connection with the Alamos Continuance Resolution or Alamos Arrangement Resolution. Holders of Alamos Shares who duly exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Alamos Shares shall be entitled to be paid by Alamos such fair value and will not be entitled to any other payment or consideration, including any AuRico Shares, Amalco Shares, Class A Shares or New AuRico Shares to which such holder would have been entitled under the Arrangement had such holder not exercised dissent rights in respect of Alamos Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Alamos Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Alamos Shares, but in no case shall Alamos, Amalco or any other Person be required to recognize such holders as holders of Alamos Shares after the Effective Time, and the names of such holders of Alamos Shares shall be deleted from the registers of holders of Alamos Shares at the Effective Time.

ARTICLE 4
CERTIFICATES AND FRACTIONAL SHARES

4.1	Issuance of Certificates Representing Class A Common Shares

Upon surrender to the Depository for cancellation of a certificate which immediately prior to the Effective Time represented (a) one or more Alamos Shares that were ultimately converted under the Plan of Arrangement into one or more Class A Shares and/or (b) one or more AuRico Shares that were ultimately converted one or more Class A Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the by-laws of AuRico or Alamos, as applicable, and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder, (i) a certificate representing that number (rounded down to the nearest whole number) of Class A Shares into which such holder’s AuRico Shares or Alamos Shares, as the case may be, were ultimately converted (together with any dividends or distributions with respect thereto pursuant to Section 4.2), (ii) a certificate representing that number (rounded down to the nearest whole number) of New AuRico Shares to which such holder is entitled under the Arrangement and this Plan of Arrangement, and (iii) in the case of a holder of Alamos Shares, a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive under the Arrangement and this Plan of Arrangement from Amalco for such Alamos Shares, less any amounts withheld pursuant to Section 4.6, and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of AuRico Shares or Alamos Shares that is not registered in the transfer records of AuRico or Alamos, as applicable, a certificate representing the proper number of Class A Shares and New AuRico Shares may be issued to the transferee if the certificate representing such AuRico Shares or Alamos Shares, as applicable, is presented to the Depository, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented AuRico Shares or Alamos Shares that were converted pursuant to this Plan of Arrangement shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Class A Shares and New AuRico Shares as contemplated by this Section 4.1, (ii) with respect to any certificate representing one or more Alamos Shares, the cash payment contemplated by this Section 4.1, and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Amalco Shares as contemplated by Section 4.2.

4.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Amalco Shares, Class A Shares or New AuRico Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding AuRico Shares or Alamos Shares, unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable Law, at the time of such surrender of any such certificate, there shall be paid to the holder of record of the certificates representing whole AuRico Shares or Alamos Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Amalco Share, Class A Share or New AuRico Share and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Amalco Share, Class A Share or New AuRico Share as the case may be.

4.3	No Fractional Shares

No certificates or scrip representing fractional Class A Shares or New AuRico Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Amalco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Amalco. The number of Class A Shares or New AuRico Shares to be issued to any person pursuant to this Plan of Arrangement shall be rounded to the nearest whole Class A Share or New AuRico Share, as applicable. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Class A Shares or New AuRico Shares, as applicable, to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Class A Shares or New AuRico Shares, as applicable, to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Class A Shares or New AuRico Shares, as applicable, registered in the name of or beneficially held by an Amalco Shareholder or New AuRico Shareholder, as applicable, or its nominee shall be aggregated.

4.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding AuRico Shares or Alamos Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will issue in exchange for such lost, stolen or destroyed certificate, cash and/or one or more certificates representing one or more Class A Shares and/or New AuRico Shares, as applicable (and any dividends or distributions with respect thereto pursuant to Section 4.2) to which the holder thereof is entitled to under the Arrangement and this Plan of Arrangement deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Class A Shares and/or New AuRico Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and New AuRico, and its transfer agents in such sum as Amalco and New AuRico may direct or otherwise indemnify Amalco and New AuRico in a manner satisfactory to Amalco against any claim that may be made against Amalco and New AuRico with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding AuRico Shares or Alamos Shares and not deposited with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of Amalco. On such date, the Class A Shares, New AuRico Shares and cash, as applicable, to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. For greater certainty, any New AuRico Shares so surrendered shall be deemed to have been returned by Amalco to New AuRico for cancellation for no consideration.

4.6	Withholding Rights

AuRico, Alamos, Amalco and the Depository shall be entitled to deduct or withhold from any dividend or amount otherwise payable to any Person as contemplated under this Plan of Arrangement or the Arrangement Agreement such amounts as AuRico, Alamos, Amalco or the Depository are required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign Tax Law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash component, if any, of the consideration otherwise payable to the holder, Amalco and the Depository are hereby authorized to sell or otherwise dispose of such portion of any share or other security otherwise issuable to the holder as is necessary to provide sufficient funds to Amalco or the Depository, as the case may be, to enable it to comply with such deduction or withholding requirement and Amalco or the Depository shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, AuRico, Alamos and Amalco, as applicable, shall not withhold shares where the Person to whom such shares would otherwise be delivered has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of AuRico, Alamos, and Amalco, as applicable.

4.7	Calculations

All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.01%), as applicable. For greater certainty if pursuant to Section 2.3(j) a registered holder will receive in the aggregate less than $0.01 in respect of all the Alamos Shares registered in such holders name, the cash consideration to be received by such holder will be rounded up to $0.01. All calculation and determinations by AuRico, Alamos, Amalco, New AuRico or the Depository, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

4.8	Tax Elections

An Eligible Holder whose Alamos Shares are exchanged for AuRico Shares and cash pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act ( and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by AuRico (or by its successor Amalco), within 60 days after the Effective Date, duly completed with the details of the number of Alamos Shares.

Amalco shall, within 60 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and deliver them for signature for filing by the Eligible Holder with the CRA (or the applicable provincial tax authority). Neither Alamos, New AuRico, AuRico or Amalco nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and file duly completed joint election forms which are received within 60 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Amalco or any successor corporation may choose to sign and file a joint election form received by it more than 60 days following the Effective Date, but will have no obligation to do so.

Upon receipt of the Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Amalco will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent provincial election(s), if applicable), together with the relevant tax election forms (including the provincial tax election form(s), if applicable) to the Eligible Holder.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

AuRico and Alamos may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by AuRico and Alamos in writing, (iii) filed with the Court and, if made following the AuRico Arrangement Meeting or Alamos Meeting, approved by the Court and (iv) communicated to Alamos Shareholders and AuRico Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by AuRico or Alamos at any time prior to the AuRico Arrangement Meeting or Alamos Meeting (provided that the other Party shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the AuRico Arrangement Meeting or Alamos Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the AuRico Arrangement Meeting or Alamos Meeting shall be effective only if (i) it is consented to in writing by each of AuRico and Alamos (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by AuRico Shareholders or Alamos Shareholders, as applicable, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of New AuRico, New AuRico Shareholders or any former holder of Alamos Shares, Alamos Warrants, Alamos Options, Alamos DSUs, Alamos SARs, AuRico Shares, AuRico DSUs, AuRico PSUs, AuRico RSUs or AuRico Options.

(e)

Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, Alamos and AuRico shall be entitled at any time prior to or following the AuRico Meeting or the Alamos Meeting, to modify this Plan of Arrangement with respect to the Sections 1.1, 2.2, 2.3(a) to 2.3(e), 2.3(s)(v) and 2.3(s)(vi), provided such modifications are not materially adverse to the financial or economic interests of Alamos Shareholders, AuRico Shareholders or holders of Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs or AuRico Options entitled to receive the consideration under Section 2.3.

(f)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6
FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

6.2	Paramountcy

From and after the Effective Time:

(a)

this Plan of Arrangement shall take precedence and priority over any and all rights related to Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options;

(b)

the rights and obligations of the holders of Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any away relating to Alamos Shares, AuRico Shares, Alamos Warrants, Alamos DSUs, Alamos RSUs, Alamos Options, Alamos SARs, AuRico PSUs, AuRico RSUs, AuRico DSUs and AuRico Options shall be deemed to have been settled, compromised, released and determined without any liability except as set forth herein.

SCHEDULE A TO PLAN OF ARRANGEMENT

SHARE TERMS

1.	AMALCO SHARES

The rights, privileges, restrictions and conditions attaching to the common shares of  Amalco (the “Amalco Shares”) are as follows:

1.1	Voting

Holders of Amalco Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Amalco Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Amalco Shares who are entitled to vote separately as a class or series at such meeting.

1.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Amalco ranking in priority to or rateably with the Amalco Shares with respect to the payment of dividends, holders of Amalco Shares shall be entitled to receive dividends if, as and when declared by the directors of Amalco out of the assets of Amalco properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of Amalco may from time to time determine.

1.3	Liquidation

In the event of the liquidation, dissolution or winding up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, holders of Amalco Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Amalco Shares, be entitled to receive the remaining property and assets of Amalco.

SCHEDULE B TO PLAN OF ARRANGEMENT

BY-LAW NUMBER 1
A BY-LAW RELATING TO THE BUSINESS AND AFFAIRS OF
ALAMOS GOLD INC.

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this by-law:

“Act” means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means Alamos Gold Inc., a corporation existing under the Act;

“director” means a director of the Corporation;

“officer” means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation;

“person” means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

“proxyholder” means an individual holding a valid proxy for a shareholder;

“resident Canadian” has the meaning ascribed to that phrase in the Act;

“shareholder” means a shareholder of the Corporation;

“telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

“voting person” means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

1.2	Number, Gender and Headings

In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.3	By-Law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4	Computation of Time

The computation of time and any period of days shall be determined IN accordance with the Act.

ARTICLE 2
DIRECTORS

2.1	Notice of Meeting

Any director or the president may call a meeting of the board by giving notice stating the date, time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or by telephonic or electronic means shall be sent no less than 48 hours before the time of the meeting. Notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting except as the Act may specifically require.

2.2	Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.3	Place of Meeting

A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

2.4	No Notice to Newly Appointed Director

An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board, if that individual is present at that meeting.

2.5	Quorum for Board Meetings

A majority of the directors constitute a quorum at a meeting of the board.

2.6	Chairman of Board Meetings

The chairman of a meeting of the board must be a director present at the meeting who consents to preside as chairman. The first-mentioned of the chairman of the board, the managing director or the president who so qualifies shall preside as chairman of the meeting. If none of them is so qualified, the directors present at the meeting shall choose a director to preside as chairman of the meeting.

2.7	Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall have a second or casting vote. Notwithstanding the foregoing, until the second anniversary of the Effective Date (as defined in the Plan of Arrangement attached to the articles of the Corporation), the removal of, or failure to reappoint, Mr. John McCluskey as president and chief executive officer of the Corporation and any modification or amendment to any employment or similar agreement with Mr. John McCluskey in effect at the Effective Date shall require the affirmative vote of not less than two-thirds of the disinterested directors. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.7 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

2.8	Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation. The directors hereby delegate to the president and chief executive officer of the Corporation the power to appoint or remove the officers of the Corporation, other than the chief executive officer, the chief financial officer, the chief operating officer, the chair or the president, if any, of the Corporation. The affirmative vote of at least two-thirds of the disinterested directors shall be required to amend, repeal or modify this Section 2.8 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.

ARTICLE 3
MEETINGS OF SHAREHOLDERS

3.1	Notice of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is not an offering corporation.

3.2	Quorum at Meetings of Shareholders

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the purpose of selecting a Chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of votes attaching to the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

3.3	Chairman’s Vote

The chairman of any meeting of shareholders shall not have a second or casting vote.

3.4	Voting

Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect.

3.5	Scrutineers

The chairman of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.6	Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and, if any, the chairman, the managing director and the President, as well as others permitted by the chairman of the meeting.

3.7	Meeting by Telephonic or Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

ARTICLE 4
SECURITY CERTIFICATES, PAYMENTS

4.1	Certificates

(a)

Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

(b)

Unless otherwise provided in the articles, the board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

4.2	Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder’s address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

4.3	Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.4	Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.5	Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

ARTICLE 5
SIGNATORIES, INFORMATION

5.1	Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.2	Facsimile or Electronic Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.3	Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

5.4	Financial Year End

The financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the Corporation.

ARTICLE 6
PROTECTION AND INDEMNITY

6.1	Transactions with the Corporation

No director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the Act, no director or officer must make any declaration or disclosure of interest or, in the case of a director, refrain from voting in respect of any such contract, transaction or arrangement.

6.2	Limitation of Liability

Subject to the Act, no director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or act for conformity;

(c)	any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation;

(d)	the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested;

(e)	any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.3	Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.4	Indemnity of Directors and Officers

As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person (as defined in this section) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Corporation or of a body corporate or by reason of having acted in a similar capacity for an entity if:

(a)	the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation or as the case may be, to the interests of the other entity; and

(b)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful.

“Indemnified Person” means

(c)	each director and former director of the Corporation;

(d)	each officer and former officer of the Corporation;

(e)	each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity; and

(f)	the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c).

6.5	Advances by the Corporation

The Corporation shall advance monies to an Indemnified Person for the costs, charges and expenses of a proceeding referred to in Section 6.4 provided the Indemnified person shall repay such monies if the Indemnified person does not fulfil the duties of Subsections 6.4(a) and (b).

6.6	Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require.

6.7	Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Subsection 6.4 as the board may determine.

ARTICLE 7
NOTICES

7.1	Procedure for Sending Notices

Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any telephonic or electronic means of sending messages, including telex or facsimile transmission, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by telephonic or electronic means or on the fifth day after it was mailed.

7.2	Notices to Successors in Title

Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation’s share register.

7.3	Notice to Joint Shareholders

Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation’s register of shareholders, or to the first such address if there is more than one.

7.4	Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature.

7.5	Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

(a)	by accident, notice was not sent to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of that notice.

7.6	Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

ARTICLE 8
REPEAL OF FORMER BY-LAWS

8.1	Former By-Laws May be Repealed

Subject to Section 2.7 and Section 2.8, the board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

8.2	Repeal of By-Laws

All previous by-laws of the Corporation are repealed.

8.3	Effect of Repeal of By-Laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

BY-LAW NO. 2

A by-law relating to
the nomination of persons for
election to the board of directors of:

ALAMOS GOLD INC.

(the “Corporation”)

Nomination of Directors

1.

Nomination Procedures. Except as otherwise provided by applicable law, the articles of the Corporation (the “Articles”) or the by-laws of the Corporation, only persons who are nominated in accordance with the following procedures will be eligible for election as a director of the Corporation. Nominations of a person for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

	(a)	by or at the direction of the Board or an authorized officer of the Corporation, including, without limitation, pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”) or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for in Section 3 below and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (ii) who complies with the notice procedures set forth below in this By-law No. 2.

2.

Nominations for Election. The procedures set out in this By-law No. 2 will be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.

Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this By-law No. 2.

4.	Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

5.	Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

	(a)	as to each person (a “Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director:

		(i)	the name, age, business address and residential address of the Nominee;

		(ii)	the Nominee’s status as a “resident Canadian” (as such term is defined in the Act);

		(iii)	the principal occupation, business or employment of the Nominee, both present and within the five years preceding the notice;

(iv)

the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed, or which are owned beneficially or of record, by the Nominee or his or her associates or affiliates as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice and the date or dates on which such securities were acquired;

(v)

full particulars of all direct and indirect arrangements and understandings, between or among such Nominating Shareholder and beneficial owner, if any, and their respective Representatives, on the one hand, and the Nominee and his or her Representatives, on the other hand;

(vi)

any other information relating to the Nominee that would be required to be disclosed in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws (as defined below); and

(vii)	a duly completed personal information form in respect of the Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading;

(b)	as to the Nominating Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

(i)	the name and address of such Nominating Shareholder, as they appear on the Corporation’s securities register, and of such beneficial owner, if any, and of their respective Representatives;

(ii)

the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or which are owned beneficially or of record by such Nominating Shareholder, such beneficial owner, if any, or any of their respective Representatives and the date or dates on which such securities were acquired; and

(iii)

any other information that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

6.

Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting, or any adjournment or postponement thereof.

7.

Shareholder Discussion. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law No. 2; provided, however, that nothing in this By-law No. 2 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

8.

Disclosure of Nominee Information. The Corporation shall make all information requested and received from the Nominee and Nominating Shareholder publicly available to the shareholders of the Corporation.

9.

Delivery of Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-law No. 2 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and will be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (Eastern Time) on a day which is a Business Day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

10.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law No. 2.

11.	Definitions. For purposes of this By-law No. 2:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(b) “Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

(c)

“person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

(d)

“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(e)

“Representative” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert.

The by-laws of the Corporation, as amended from time to time, will be read together and will have effect, so far as practicable, as though all the provisions thereof were contained in one by- law of the Corporation.